Firsthand Capital Management, Inc.
150 Almaden Blvd., Ste. 1250
San Jose, CA 95113
www.firsthandcapital.com

Via EDGAR
Mr. Jeff Long
Staff Accountant
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

October 14, 2014

Re:	Firsthand Funds (the “Trust” or the “Registrant”); Files Nos: 33-73832; 811-8268

Dear Mr. Long:

Pursuant to our telephone conversation on September 17, 2014, the following are our responses to your comments to the December 31, 2013 Annual Report of Shareholders of Firsthand Funds filed on Form N-CSR on March 7, 2014 relating to two series of the Trust: Firsthand Technology Opportunities Fund and Firsthand Alternative Energy Fund.

Comment 1: Explain the Trust’s fee structure and why the fee disclosures in the Annual Report on page 24 “Ratio of gross expense to average net assets before waiver” is different than “Ratio of Net expenses to average net assets after waiver”.

The investment management agreements between the two series of the Trust (Firsthand Technology Opportunities Fund (“TOF”) and Firsthand Alternative Energy Fund (“AEF”)) and Firsthand Capital Management, Inc. (which serves as both investment adviser and also administrator to the Trust) each has a unitary fee structure. Under that fee structure, TOF pays FCM an advisory fee of 1.40% of its average daily net assets (1.53% for AEF). The agreement, however, requires FCM to waive fees and, if necessary, to reimburse the expense of each Fund to the extent necessary to limit a Fund’s total operating expenses to 1.85% for TOF (1.98% for AEF), subject to various breakpoint reductions, and excluding any extraordinary fees and certain other items. In addition, each Fund has also entered into an administration agreement with FCM. Pursuant to each administration agreement, each Fund pays FCM as the administrator an administration fee equal to 0.45% of each Fund’s average daily net assets (subject to breakpoint reductions). Furthermore, under relevant regulations, independent trustees’ fees are required to be paid by each Fund directly (and not by the adviser). However, such fees are required under our existing agreements to be reimbursed by FCM to the Trust after each Fund has paid those fees. These are the reasons why on page 24, in the case of TOF, the “Ratio of gross expenses to average net assets before waiver” is 1.86% while the “Ratio of net expenses to average net assets after waiver” is 1.85%. It also explains why the Total annual fund operating expenses on page 3 of the prospectus of April 30, 2013 show 1.85%.

October 14, 2014

Comment 2: Annual Report, Statement of Operations, title should be “For the year ended December 31, 2013” instead of “December 31, 2013”.

Comment accepted. It was a typographical error. In the future, the Registrant will ensure the title for the Statement of Operations in the Annual Report are properly named “For the year ended December 31, 20xx”.

Comment 3: Provide a copy of the Tandy representation in the response letter.

As requested, the Registrant represents as follows:

We acknowledge that:

•           the Registrant is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•           should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filling effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning this letter or the information referenced herein, please contact the undersigned at 408-521-4138.

Very truly yours,

/s/ Kelvin K. Leung

Kelvin K. Leung
General Counsel
Firsthand Capital Management, Inc.

cc: Kevin Landis, President, Firsthand Capital Management, Inc.